

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2014

<u>Via E-mail</u>
Bin Laurence
Chief Financial Officer
E-House (China) Holdings Limited
Qiushi Building, 11/F
383 Guangyan Road
Zhabei District, Shanghai
People's Republic of China 200072

  **Re: E-House (China) Holdings Limited**
     **Form 20-F for the fiscal year ended December 31, 2013**
     **Filed on April 23, 2014**
     **File No. 001-33616**

Dear Ms. Laurence:

   We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Kevin Woody

           Kevin Woody
           Branch Chief